FAIR WIND SECRETARIAL SERVICES LIMITED
富榮秘書服務有限公司

3rd Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈三樓
Tel: 2827 1778 • Fax: 2827 4790 • E-mail: fw@fairwind.com.hk





ower, 16 Stanley Street, Central, Hong Kong.
丹利街十六號騏利大廈九樓
ax: 2827 4836 • E-mail: fw@fairwind.com.hk

06011832

Our Ref.: S/7911/94 LTO/kk

13 MAR 2006

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Re : China Resources Enterprise, Limited
Rule 12g3-2(b) Materials, File No.82-4177

Dear Sirs,

We are instructed to enclose herewith a copy of the announcement dated 10 March 2006 pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under the Rule of China Resources Enterprise, Limited (the "Company").

The above document has been marked in the upper right hand corner to indicate the Commission file number for the Company's 12g3-2(b) exemption.

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed material shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such material shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it in the enclosed self-addressed envelope.

Yours faithfully,
For and on behalf of
FAIR WIND SECRETARIAL SERVICES LIMITED

PROCESSED
MAR 23 2006
THOMSON
FINANCIAL


SEC MAIL
RECEIVED
MAR 20 2006
WASH, D.C.
199
SECTION
PROCESSING

LO Tai On
Director
Encl.

c.c. Mr. Jonathan H. Lemberg,
Morrison & Foerster, 23/F Entertainment Building
30 Queen's Road Central, Hong Kong (30318/1)
(w/o enclosure)
Mr. Bryan Ho
The Bank of New York, ADR Division, 101 Barclay Street, 22 West New York, NY 10286, U.S.A.

3/23



華潤創業有限公司

China Resources Enterprise, Limited

(Incorporated in Hong Kong with limited liability)

(Stock Code: 291)

CHANGES IN COMPOSITION OF BOARD OF DIRECTORS AND SENIOR MANAGEMENT

The directors of China Resources Enterprise, Limited would like to announce the following changes to the members of the board of Directors of the Company and its senior management:

- Mr. Qiao Shibo and Mr. Yan Biao are re-designated as non-executive directors;
- Mr. Wang Qun, Mr. Lau Pak Shing and Mr. Kwong Man Him are appointed as deputy managing directors;
- Mr. Wang Shuaiting is appointed as a non-executive director; and
- Mr. Lau Kin Shing, Charles and Mr. Zhu Dan are appointed as vice presidents.

The directors of China Resources Enterprise, Limited (the "Company") would like to announce the following changes to its board of directors ("Board") and its senior management which were approved at the Board meeting held on 10 March, 2006:

- Mr. Qiao Shibo and Mr. Yan Biao

  As Mr. Qiao and Mr. Yan will take on new assignments and responsibilities with China Resources (Holdings) Company Limited, the controlling shareholder of the Company, there will not be enough time for Mr. Qiao and Mr. Yan to carry on the Company's executive functions. These executive functions will be taken over by other members of the Board and Mr. Qiao and Mr. Yan will stay on as non-executive directors to continue to offer their valuable experience and expertise to the Board.

- Mr. Wang Qun, Mr. Lau Pak Shing and Mr. Kwong Man Him

  Mr. Wang, Mr. Lau and Mr. Kwong are promoted as deputy managing directors and will take on some of the executive functions that Mr. Qiao and Mr. Yan were responsible.

- Mr. Wang Shuaiting

  Mr. Wang's outstanding performance as an executive director of China Resources Power Holdings Company Limited is well recognized within the China Resources group and the Board believes he will bring new ideas and valuable expertise to the Company.

- Mr. Lau Kin Shing, Charles and Mr. Zhu Dan

  Mr. Lau and Mr. Zhu have made invaluable contributions to the Company and their promotions reflect the Board's recognition of their performance.

The Board would like to express sincere gratitude for Mr. Qiao and Mr. Yan's contribution as executive directors and wish them all the best on their new assignments with China Resources (Holdings) Company Limited. The Board would also like to take this opportunity to welcome Mr. Wang Shuaiting in joining the Board and to congratulate Mr. Wang, Mr. Lau, Mr. Kwong, Mr. Charles Lau and Mr. Zhu on their promotions.

Mr. Qiao Shibo

Mr. Qiao Shibo, aged 51, is re-designated as a non-executive director of the Company. He was appointed as an executive director of the Company in 2001 and was appointed as deputy managing director in the same year. He is also a director and vice president of China Resources (Holdings) Company Limited, the controlling shareholder of our Company, and the chairman of China Resources Cement Holdings Limited. He has no fixed term of service and is subject to rotational retirement at annual general meeting of the Company in accordance with the Company's Articles of Association. As a non-executive director, Mr. Qiao is entitled to the directors' fee as determined by shareholders at its annual ...

Save as disclosed above, there is no information which is required to be disclosed pursuant to any requirements under rule 13.51(2) of the Listing Rules.

Mr. Lau Pak Shing

Mr. Lau Pak Shing, aged 56, is appointed as a deputy managing director of the Company. Mr. Lau has been appointed as an executive director of the Company since 1997. He is in charge of the Company's Hong Kong property division and logistics business. He had been an executive director of China Resources Land Limited until February this year. He has no fixed term of service and is subject to rotational retirement at annual general meeting of the Company in accordance with the Company's Articles of Association. Mr. Lau is entitled to a monthly remuneration of HK$230,000, an extra month's pay as fixed bonus, a discretionary bonus as approved by the Compensation Committee of the Board from time to time and is entitled to the directors' fee as determined by shareholders at its annual general meeting. At the Company's annual general meeting held on 2 June, 2005, it was approved that the directors' fee for the year ended 31 December, 2005 shall be HK$50,000 per annum. As at the date hereof, Mr. Lau is interested in 1,000,000 shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Save as disclosed above, there is no information which is required to be disclosed pursuant to rule 13.51(2) of the Listing Rules.

Mr. Kwong Man Him

Mr. Kwong Man Him, aged 41, is appointed as a deputy managing director of the Company. Mr. Kwong has been appointed as an executive director of the Company since 2002. He is in charge of the Company's corporate planning and development, and manages the Company's investor and public relations. Mr. Kwong has no fixed term of service and is subject to rotational retirement at annual general meeting of the Company in accordance with the Company's Articles of Association. Mr. Kwong is entitled to a monthly remuneration of HK$186,000, an extra month's pay as fixed bonus, a discretionary bonus as approved by the Compensation Committee of the Board from time to time and is entitled to the directors' fee as determined by shareholders at its annual general meeting. At the Company's annual general meeting held on 2 June, 2005, it was approved that the directors' fee for the year ended 31 December, 2005 shall be HK$50,000 per annum. As at the date hereof, Mr. Kwong is interested in 1,194,000 shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Save as disclosed above, there is no information which is required to be disclosed pursuant to any requirements under rule 13.51(2) of the Listing Rules.

Mr. Wang Shuaiting

Mr. Wang Shuaiting, aged 50, is appointed as a non-executive director of the Company. He is the vice chairman and chief executive officer of China Resources Power Holdings Company Limited ...

and Mr. Yan will stay on as non-executive directors to continue to offer their valuable experience and expertise to the Board.

- Mr. Wang Qun, Mr. Lau Pak Shing and Mr. Kwong Man Him

  Mr. Wang, Mr. Lau and Mr. Kwong are promoted as deputy managing directors and will take on some of the executive functions that Mr. Qiao and Mr. Yan were responsible.

- Mr. Wang Shuaiting

  Mr. Wang's outstanding performance as an executive director of China Resources Power Holdings Company Limited is well recognized within the China Resources group and the Board believes he will bring new ideas and valuable expertise to the Company.

- Mr. Lau Kin Shing, Charles and Mr. Zhu Dan

  Mr. Lau and Mr. Zhu have made invaluable contributions to the Company and their promotions reflect the Board's recognition of their performance.

The Board would like to express sincere gratitude for Mr. Qiao and Mr. Yan's contribution as executive directors and wish them all the best on their new assignments with China Resources (Holdings) Company Limited. The Board would also like to take this opportunity to welcome Mr. Wang Shuaiting in joining the Board and to congratulate Mr. Wang, Mr. Lau, Mr. Kwong, Mr. Charles Lau and Mr. Zhu on their promotions.

Mr. Qiao Shibo

Mr. Qiao Shibo, aged 51, is re-designated as a non-executive director of the Company. He was appointed as an executive director of the Company in 2001 and was appointed as deputy managing director in the same year. He is also a director and vice president of China Resources (Holdings) Company Limited, the controlling shareholder of our Company, and the chairman of China Resources Cement Holdings Limited. He has no fixed term of service and is subject to rotational retirement at annual general meeting of the Company in accordance with the Company's Articles of Association. As a non-executive director, Mr. Qiao is entitled to the directors' fee as determined by shareholders at its annual general meeting. At the Company's annual general meeting held on 2 June, 2005, it was approved that the directors' fee for the year ended 31 December, 2005 shall be HK$50,000 per annum. As at the date hereof, Mr. Qiao has interest in 1,400,000 shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Save as disclosed above, there is no information which is required to be disclosed pursuant to rule 13.51(2) of the Listing Rules.

Mr. Yan Biao

Mr. Yan Biao, aged 43, is re-designated as a non-executive director of the Company. He was appointed as an executive director of the Company in 1994 and was appointed as deputy managing director in 2001. He is also a director of China Resources (Holdings) Company Limited, the controlling shareholder of our Company, and a non-executive director of China Resources Land Limited and China Resources Peoples Telephone Company Limited. He has no fixed term of service and is subject to rotational retirement at annual general meeting of the Company in accordance with the Company's Articles of Association. As a non-executive director, Mr. Yan is entitled to the directors' fee as determined by shareholders at its annual general meeting. At the Company's annual general meeting held on 2 June, 2005, it was approved that the directors' fee for the year ended 31 December, 2005 shall be HK$50,000 per annum. As at the date hereof, Mr. Yan has interest in 2,600,000 shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Save as disclosed above, there is no information which is required to be disclosed pursuant to any requirements under rule 13.51(2) of the Listing Rules.

Mr. Wang Qun

Mr. Wang Qun, aged 49, is appointed as a deputy managing director of the Company. Mr. Wang has been appointed as an executive director of the Company since 2000. He is responsible for the Group's brewery business. He is also a director of China Resources (Holdings) Limited, the controlling shareholder of the Company. He has no fixed term of service and is subject to rotational retirement at annual general meeting of the Company in accordance with the Company's Articles of Association. Mr. Wang is entitled to a monthly remuneration of HK$100,000, an extra month's pay as fixed bonus, a discretionary bonus as approved by the Compensation Committee of the Board from time to time and is entitled to the directors' fee as determined by shareholders at its annual general meeting. At the Company's annual general meeting held on 2 June, 2005, it was approved that the directors' fee for the year ended 31 December, 2005 shall be HK$50,000 per annum. As at the date hereof, Mr. Wang is interested in 360,000 shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

with the Company's Articles of Association. Mr. Lau is entitled to a monthly remuneration of HK$230,000, an extra month's pay as fixed bonus, a discretionary bonus as approved by the Compensation Committee of the Board from time to time and is entitled to the directors' fee as determined by shareholders at its annual general meeting. At the Company's annual general meeting held on 2 June, 2005, it was approved that the directors' fee for the year ended 31 December, 2005 shall be HK$50,000 per annum. As at the date hereof, Mr. Lau is interested in 1,000,000 shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Save as disclosed above, there is no information which is required to be disclosed pursuant to rule 13.51(2) of the Listing Rules.

Mr. Kwong Man Him

Mr. Kwong Man Him, aged 41, is appointed as a deputy managing director of the Company. Mr. Kwong has been appointed as an executive director of the Company since 2002. He is in charge of the Company's corporate planning and development, and manages the Company's investor and public relations. Mr. Kwong has no fixed term of service and is subject to rotational retirement at annual general meeting of the Company in accordance with the Company's Articles of Association. Mr. Kwong is entitled to a monthly remuneration of HK$186,000, an extra month's pay as fixed bonus, a discretionary bonus as approved by the Compensation Committee of the Board from time to time and is entitled to the directors' fee as determined by shareholders at its annual general meeting. At the Company's annual general meeting held on 2 June, 2005, it was approved that the directors' fee for the year ended 31 December, 2005 shall be HK$50,000 per annum. As at the date hereof, Mr. Kwong is interested in 1,194,000 shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Save as disclosed above, there is no information which is required to be disclosed pursuant to any requirements under rule 13.51(2) of the Listing Rules.

Mr. Wang Shuaiting

Mr. Wang Shuaiting, aged 50, is appointed as a non-executive director of the Company. He is the vice chairman and chief executive officer of China Resources Power Holdings Company Limited, and a director of China Resources (Holdings) Company Limited, the controlling shareholder of our Company. He has no fixed term of service and is subject to rotational retirement at annual general meeting of the Company in accordance with the Company's Articles of Association. As a non-executive director, Mr. Wang is entitled to the directors' fee as determined by shareholders at its annual general meeting. At the Company's annual general meeting held on 2 June, 2005, it was approved that the directors' fee for the year ended 31 December, 2005 shall be HK$50,000 per annum. As at the date hereof, Mr. Wang has interest in 30,000 shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Save as disclosed above, there is no information which is required to be disclosed pursuant to any requirements under rule 13.51(2) of the Listing Rules.

Mr. Lau Kin Shing, Charles

Mr. Charles Lau is appointed as a vice president of the Company. Mr. Charles Lau joined the Company in February 2000 and is the general manager of the internal audit department of the Company. Mr. Charles Lau is a chartered accountant, New Zealand, Australian FCPA, a Canadian Certified General Accountant and U.S. Certified Internal Auditor. He has extensive experience in internal auditing, financial management and operations review.

Mr. Zhu Dan

Mr. Zhu Dan is appointed as a vice president of the Company. Mr. Zhu joined the Company in 1984 and is currently the director and president of China Resources Petrochems (Group) Company Limited, the holding company of the Company's petroleum and chemical business. He has nearly 20 years of corporate management experience in the area of petroleum and chemicals trading and distribution.

By Order of the Board
China Resources Enterprise, Limited
Lee Yip Wah, Peter
Company Secretary

Hong Kong, 10 March, 2006

As at the date of this announcement, the Executive Directors of the Company are Mr. Song Lin (Chairman), Mr. Chen Shulin (Managing Director), Mr. Keung Chi Wang, Ralph (Deputy Managing Director), Mr. Wang Qun (Deputy Managing Director), Mr. Lau Pak Shing (Deputy Managing Director) and Mr. Kwong Man Him (Deputy Managing Director). The Non-Executive Directors are Mr. Qiao Shibo, Mr. Yan Biao, Mr. Jiang Wei, Mr. Xie Shengxi and Mr. Wang Shuaiting, and the Independent Non-Executive Directors are Dr. Chan Po Fun, Peter, Mr. Houang Tai Ninh, Dr. Li Ka Cheung, Eric and Mr. Cheng Mo-chi, Moses.